Exhibit 99.1

Aphria Inc. Adult-Use Brand Solei® Introduces Highest Potency Topical Available in Canadian Market

Product Lineup will Include Unplug, Balance and Free Moments

Solei Topicals (CNW Group/Aphria Inc.)

LEAMINGTON, ON, Jan. 26, 2021 /CNW/ - Aphria Inc. ("Aphria", "we", or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their best life, today announced the addition of topicals to its award winning adult-use brand Solei®. Known for its occasion-based offerings, our Solei® Topicals will join a range of other formats currently available, including whole dried flower and pre-rolls, smoke-free oils, oral sprays, soft gels, and vapes.

Solei® is the first brand from Aphria's portfolio to enter the topicals market with its lineup including three of its popular Moments: Unplug (Lavender), Balance (Orange Citrus), Free (Cucumber Mint) and Free Unscented. Solei® Topicals have been carefully formulated to provide consumers with the highest potency topical currently available in the Canadian market (500mg of cannabinoid per container) and a superior texture comparable to a premium non-infused cream - rich to the touch.

"Adding topicals to our Solei® brand product line up is a natural expansion, and an exciting format offering for Aphria. Topicals are one, if not the most, accessible cannabis format available today, making it appealing to a large segment of consumers," said Irwin D. Simon, Chairman and Chief Executive Officer, Aphria Inc. "We are listening to the needs of our consumers. The team worked hard to create a cream with a range of premium scents , providing a compelling and relevant product for consumers."

Solei® Balance and Unplug topicals are currently available online and in select retail stores across Ontario and will be rolling out in other markets in the coming months. Solei® Free and Free Unscented topicals will be available in select markets starting February 2021.

Solei® Topicals will be available in the following variants:

  Free Unscented – 500mg CBD
  Free (Cucumber Mint) – 500mg CBD
  Balance (Orange Citrus) – 250mg THC, 250mg CBD
  Unplug (Lavender) – 350mg THC, 150mg CBD

For more information, visit: www.solei.ca

About Solei® Adult-Use Cannabis Brand

Our Solei® brand is a sungrown, adult-use cannabis brand inspired by the joy of discovery. Based in Ontario, Solei®'s occasion-based offerings are curated to complement the familiar moments of everyday. Available in a wide range of formats including whole dried flower and pre-rolls, as well as smoke-free oils, oral sprays, soft gels, vapes and now topicals. Our Solei® brand makes it easy for anyone to choose a cannabis product for any occasion.

About Aphria Inc.

Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.
For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 07:00e 26-JAN-21